UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 03, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 02 January 2014
Exhibit No. 2	Blocklisting Interim Review dated 08 January 2014
Exhibit No. 3	Publication of Supplement dated 17 January 2014
Exhibit No. 4	Redemption of Notes and Cancellation of Listing dated 22 January 2014
Exhibit No. 5	Publication of Prospectus dated 22 January 2014
Exhibit No. 6	Publication of Prospectus dated 22 January 2014
Exhibit No. 7	Publication of Prospectus dated 22 January 2014
Exhibit No. 8	Publication of Prospectus dated 22 January 2014
Exhibit No. 9	Additional Listing Application - Blocklisting dated 23 January 2014
Exhibit No. 10	Publication of Prospectus dated 23 January 2014
Exhibit No. 11	Publication of Prospectus dated 29 January 2014
Exhibit No. 12	Publication of Prospectus dated 29 January 2014
Exhibit No. 13	Publication of Prospectus dated 29 January 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 03, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 03, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

02 January 2014

Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 16,113,310,549 ordinary shares with voting rights as at 31 December 2013.

There are no ordinary shares held in Treasury.

The above figure (16,113,310,549) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Date: 08 January 2014

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 July 2013 - 31 December 2013
Name of scheme:	Renewed 1981 & 1991 SAYE Share Option Scheme	Renewed 1986 Executive Share Option Scheme	Woolwich Executive Share Option Plan (ESOP)	Woolwich SAYE Share Option Scheme	Barclays Incentive Share Option Plan	Barclays Bank PLC £4,050,000,000 9.75 per cent. Mandatorily Convertible Notes due 30 September 2009 convertible into fully paid ordinary shares of Barclays PLC, Issue Price 100 per cent. (MCNs)	Barclays Group Share Incentive Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Balance of unallotted securities under scheme(s) from previous return:	15,442,222¹ ordinary shares of 0.25p each	980,192 ordinary shares of 0.25p each	294,896 ordinary shares of 0.25p each	808,581 ordinary shares of 0.25p each	2,946,336 ordinary shares of 0.25p each	129 ordinary shares of 0.25p each	8,215,109 ordinary shares of 0.25p each	170,519,869 ordinary shares of 0.25p each	28,400,000 ordinary shares of 0.25p each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	0	0	0	0	0	0	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	7,987,094	0	0	0	0	0	4,701,722	0	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	7,455,128 ordinary shares of 0.25p each	0²	0²	0²	2,946,336 ordinary shares of 0.25p each	0³	3,513,387 ordinary shares of 0.25p each	170,519,869 ordinary shares of 0.25p each	28,400,000 ordinary shares of 0.25p each

Name of contact:	Rosamund Rule
Telephone number of contact:	020 7116 3882

¹ Previously notified incorrectly as 15,422,222.
² No further ordinary shares will be issued from the balances of ordinary shares not yet issued/allotted which had been previously block listed under the Renewed 1986 Executive Share Option Scheme, Woolwich Executive Share Option Plan (ESOP) and Woolwich SAYE Share Option Scheme. These block listings have been cancelled.
³All MCNs were converted into fully paid ordinary shares on or before 30 June 2009 and no further ordinary shares will be issued in respect of the MCNs. This block listing has been cancelled.

Exhibit No. 3

Publication of Supplement

The following supplement has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

Supplement dated 13 January 2014 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1. 2nd Supplement to the Base Prospectus dated 8 July 2013 (RSSP Base Prospectus A)

2. 2nd Supplement to the Base Prospectus dated 24 July 2013 (RSSP Base Prospectus B)

3. 2nd Supplement to the Base Prospectus dated 25 July 2013 (RSSP Base Prospectus C)

4. 2nd Supplement to the Base Prospectus dated 25 July 2013 (RSSP Base Prospectus D)

5. 2nd Supplement to the Base Prospectus dated 4 July 2013 (RSSP Base Prospectus E)

6. 1st Supplement to the Base Prospectus dated 12 November 2014 (RSSP Base Prospectus G)

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DSupplement-No2-dated-13-Jan-2014-BaFin-approved-Prospectuses-PDF-419-KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330706056395&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 4

22 January 2014

BARCLAYS BANK PLC
€1,000,000,000 Callable Fixed/Floating Rate Subordinated Notes due 2019
(the "Notes")

ISIN: XS0187033864

NOTICE OF REDEMPTION OF NOTES AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 4 March 2014 (the "Redemption Date"), in accordance with Condition 5(c) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 4 March 2013 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from the close of business on the Redemption Date.

Exhibit No. 5

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the UK Listing Authority and is available for viewing:

iPath® Inverse VSTOXX® Short-Term Futures Index Exchange Traded Notes dated 19 June 2012 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2447Y_-2014-1-22.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 6

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the UK Listing Authority and is available for viewing:

iPath® S&P 500 VIX FuturesTM Exchange Traded Notes dated 29 June 2012 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2472Y_-2014-1-22.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 7

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the UK Listing Authority and is available for viewing:

iPath® VSTOXX® Mid-Term Futures Total Return Exchange Traded Notes dated 29 June 2012 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2479Y_-2014-1-22.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 8

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the UK Listing Authority and is available for viewing:

iPath® VSTOXX® Short-Term Futures Total Return Exchange Traded Notes dated 29 June 2012 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2485Y_-2014-1-22.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 9

23 January 2014
Barclays PLC - Additional Listing

Barclays PLC (the' Company') announces that application has been made to the UK Listing Authority and the London Stock Exchange for the block listing of 151,000,000 Ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to trade on the London Stock Exchange and to be admitted to the Official List. The Shares will be issued under Employee Share Schemes as follows:

Employee Share Scheme	Number Shares
Barclays Group Share Incentive Plan	15,000,000
Barclays Group Share Value Plan	100,000,000
Renewed 1981 & 1991 SAYE Share Option Scheme	36,000,000

When issued, the Shares will rank equally with the existing issued shares of the Company. Admission is expected to be effective on 24 January 2014.

Exhibit No. 10

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus No. 8 dated 23 January 2014 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4033Y_-2014-1-23.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 11

Publication of Prospectus

The following prospectus (the " Prospectus") has been approved by the UK Listing Authority and is available for viewing:

Floating Rate Credit Linked Notes due March 2015 dated 17 May 2012 under the Global Structured Securities Programme for the issuance of securities by Barclays Bank PLC
To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8153Y_-2014-1-29.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to the Securities issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 12

Publication of Prospectus

The following prospectus (the " Prospectus") has been approved by the UK Listing Authority and is available for viewing:

Index Linked Notes due June 2017 dated 11 April 2012 under the Global Structured Securities Programme for the issuance of securities by Barclays Bank PLC
To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8156Y_-2014-1-29.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact
Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to the Securities issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 13

Publication of Prospectus

The following prospectus (the " Prospectus") has been approved by the UK Listing Authority and is available for viewing:

Index Linked Notes due March 2018 dated 2 May 2012 under the Global Structured Securities Programme for the issuance of securities by Barclays Bank PLC
To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8189Y_-2014-1-29.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact
Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to the Securities issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.